17008837

SEC Mail Processing Section

MAR 02 2017

Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elkhorn Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 Reber Street, Suite 201
(No. and Street)

Wheaton (City) Illinois (State) 60187 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip L. Ziesemer (630) 384-8707
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Philip L. Ziesemer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elkhorn Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MIKE WIEDERHOLT
Official Seal
Notary Public - State of Illinois
My Commission Expires Nov 20, 2019

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elkhorn Securities, LLC

Table of Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member
Elkhorn Securities, LLC

We have audited the accompanying statement of financial condition of Elkhorn Securities, LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Elkhorn Securities, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

Emphasis of Matter Regarding Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statement, due to recurring losses and the sufficiency of capital, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

RSM US LLP

Chicago, Illinois
February 28, 2017

Elkhorn Securities, LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	34,870
Due from broker		100,042
Prepaid expenses		19,716
Total assets	$	154,628
Liabilities and Member's Capital		
Due to parent	$	4,419
Due to broker		12,510
Accounts payable and accrued expenses		33,550
Total liabilities		50,479
Member's Capital		104,149
Total Liabilities & Member's Capital	$	154,628

See Notes to Statement of Financial Condition

Note 1 - Nature of Business and Significant Accounting Policies

Elkhorn Securities, LLC (the Company), a Delaware limited liability company established on February 28, 2013, is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company was admitted as a member of the Financial Industry Regulatory Authority on May 9, 2014. The Company is engaged as an introducing broker-dealer for the sale of securities and as the sponsor for Unit Investment Trusts (UIT).

The Company is a wholly-owned subsidiary of Elkhorn Capital Group, LLC (the Parent), a Delaware limited liability company. The Company is also an affiliate of Elkhorn Investments, LLC which is also a wholly-owned subsidiary of the Parent and operates as an investment advisor registered with the SEC.

The Parent and the Company have recurring losses but the Company continues to operate with the support of the Parent through capital contributions. Management has taken actions to reduce costs, restructure outstanding debt (at the Parent) and raise additional capital through an equity investment at the Parent. Management believes that these actions will enable the Company to continue as a going concern through one year from the date of issuance of this report.

The Company operates under the provisions of paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 (Exchange Act) and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a securities broker-dealer and does not hold funds or securities for or owe money or securities to customers. The requirements of paragraph (k)(2)(ii) provide that the Company clear transactions on behalf of customers, on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts such customers and maintains and preserves the requires books and records. The Company has a fully disclosed clearing relationship with Hilltop Securities, Inc. (clearing broker-dealer).

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, changes in member's capital and cash flows. The following is a summary of the Company's significant accounting policies:

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

Certificates of Deposit: The Company receives distribution fees for business introduced and transacted with other brokers. The distribution fees are earned monthly based upon contractual percentages of principal amounts sold.

Unit Investment Trusts: The Company is the sponsor of UITs. In its capacity as sponsor of UITs, the Company earns revenues related to creation and development fees and transactional sales charges

Note 1 - Nature of Business and Significant Accounting Policies (continued)

resulting from the sale of UIT products. These revenues are recorded monthly, based on unit sales, as distribution fees net of concessions to dealers who distribute UITs to investors. The company also records a gain or loss on securities from the difference between the purchase or bid and offer price of securities temporarily held to form new UIT products. These revenues are recorded monthly as realized gains or losses on the sale of securities.

Consulting Services: The Company receives a fee for developing custom investment strategies. These fees are recognized ratably over the period that the services are performed.

Income Taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal tax purposes. The Company does not file a federal tax return, but its taxable income is included as part of the Parent's federal tax return. The Parent is taxed as a partnership under the provisions of the Internal Revenue Code and accordingly, no provision for income tax has been provided for in the accompanying financial statements.

There are no uncertain tax positions that impact the Company's financial statements for the period ended December 31, 2016. The Company is subject to examination by U.S. Federal and State tax authorities for the prior three years.

Recent Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606).* The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised good or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services. To achieve that core principle, an entity should apply the following steps: Step 1: Identify the contract(s) with a customer. Step 2: Identify the performance obligations in the contract. Step 3: Determine the transaction price. Step 4: Allocate the transaction price to the performance obligations in the contract. Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

ASU 2014-09 also specifies the accounting for some costs to obtain or fulfill a contract with a customer. In addition, ASU 2014-09 requires that an entity disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The initial effective date of ASU 2014-09 was for fiscal periods beginning after December 15, 2016. However in August 2015, the FASB issues ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,* which deferred the effective date to fiscal periods beginning after December 15, 2017. The Company is currently evaluating the impact that adoption of this ASU will have on its financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. ASU 2014-15 explicitly requires management to evaluate, at each annual or interim reporting period, whether there are conditions or events that exist which raise substantial doubt about an entity's ability to continue as a going concern and to provide related disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and annual and interim periods thereafter.

Note 1 - Nature of Business and Significant Accounting Policies (continued)

In February 2016, the FASB issues ASU 2016-02, Leases, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Lessor accounting remains substantially similar to current U.S. GAAP. The new standard is effective for fiscal years beginning after December 15, 2018. The Company has not yet determined the impact of the new standards on its current policies for leases.

Note 2 - Related-Party Transactions

The Company, its Parent and Elkhorn Investments, LLC, share personnel, office space and equipment. Shared costs are allocated based on an Expense Sharing Agreement between all of the companies. Expenses allocated from the Parent to the Company are included in the various line items of the statement of operations. The Company's portion of Shared expenses totaled $501,814. As of December 31, 2016, the Company had a payable due to the Parent in the amount of $4,419, which is presented as due to parent on the statement of financial condition.

The Company entered into agreements with its Chief Executive Officer (CEO) and the Parent, where the Company would sell deferred sales charge receivables from UITs, for which the Company is a sponsor, to the CEO and Parent. Under this agreement, the Company sold receivables at a discount totaling $128,366 for the period ending December 31, 2016.

Note 3 - Balance Sheet and Credit Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers.

The Company does not anticipate nonperformance by its customers or its clearing broker-dealer.

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its cash accounts with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. From time to time account balances may exceed amounts insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 4 - Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 5 - Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $84,433 which was $15,567 below its required net capital of $100,000. At December 31, 2016, the Company's net capital ratio was .60 to 1.

Net capital deficit resulting from accounts payable and accrued expenses being greater than estimated for funding at year end. The Company suspended conducting securities business and deposited extra capital of $60,000 on January 31, 2017.

Note 6 - Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. On January 31, 2017, the Parent made a $60,000 capital contribution to the Company which enabled the Company to comply with net capital requirements.